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                                                                      EXHIBIT 1

COMPENSATION OF DIRECTORS

     Each nonemployee director of the Company receives a fee of $2,000 per quarter, plus $1,000 for each board meeting attended and $500 for each board committee meeting attended. Nonemployee directors also participate in the Company's 1991 Director Option Plan (the "Director Plan"). Under the Director Plan, each new nonemployee director is automatically granted a nonstatutory option to purchase 6,000 shares of Common Stock on the date upon which he or she first becomes a director. Thereafter, on July 1 of each year, each nonemployee director automatically receives a nonstatutory option to purchase 6,000 shares of the Company's Common Stock. Options granted under the Director Plan generally have a term of ten years unless terminated sooner after termination of the optionee's status as a director or otherwise pursuant to the Director Plan. The exercise price of each option granted under the Director Plan is equal to the fair market value of the Common Stock on the date of grant. Options granted under the Director Plan prior to December 1995 generally vest over three years (25% after one year, 25% after two years, and 50% after three years); effective December 1995, the Board of Directors extended vesting of future grants under the Director Plan to four years (25% on each of the first four anniversaries of the grant date). Effective July 1, 1996, Messrs. Almon, Hackworth and Linvill were each granted options to purchase 6,000 shares of Common Stock under the Director Plan at an exercise price of $14.38 per share. Effective July 16, 1996, the date of Mr. O'Rourke's appointment to the Board of Directors, Mr. O'Rourke was granted an option to purchase 6,000 shares of Common Stock under the Director Plan at an exercise price of $12.00 per share.


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COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the compensation paid to the Named Executive Officers for the Company's last three fiscal years:

                           SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION(1)                      LONG-TERM
                           -----------------------------------------------------     COMPENSATION
                                                    QUARTERLY                        ------------
                                                     VARIABLE                        STOCK OPTION
                                                   COMPENSATION                         GRANTS
   NAME AND PRINCIPAL      FISCAL                   AND ANNUAL      OTHER ANNUAL        (# OF
        POSITION            YEAR       SALARY        BONUS(2)       COMPENSATION       SHARES)
-------------------------  ------     --------     ------------     ------------     ------------
Cyril J. Yansouni........   1996      $570,000       $ 99,750(3)            --               --
  Chairman and Chief        1995       500,000        520,000               --          122,672
  Executive Officer         1994       450,000        129,189               --          139,959

Fred Schwettmann.........   1996       410,000         61,500(3)            --               --
  President and Chief       1995       360,000        331,200               --           98,888
  Operating Officer         1994       325,000        177,474(4)            --           93,959

Peter G. Bischoff........   1996       245,000         25,800(3)      $200,155(5)            --
  Executive Vice            1995       245,000        143,080          231,364(5)        50,604
  President                 1994       220,000         28,873          244,216(5)        69,591

Michael A. Klyszeiko.....   1996       255,000         25,500(3)            --           10,000
  Executive Vice            1995       240,000        140,160               --           45,480
  President, Operations     1994       205,000         26,904               --           59,591

Alan S. Lowe(6)..........   1996       242,000         24,200(3)            --               --
  Senior Vice President,
  Customer Business Units

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(1) Excludes certain perquisites and other amounts, such as car allowance, which for any executive officer did not exceed, in the aggregate, the lesser of $50,000 or 10% of the total annual salary and bonus for such executive officer. The Company has no restricted stock award programs, stock appreciation rights or long-term investment plans.

(2) Includes quarterly variable compensation and annual bonus awards earned for performance in the fiscal year noted even though portions of such amounts may be payable in subsequent years. Excludes quarterly variable compensation and annual bonus awards paid in the fiscal year noted but earned in prior years. Also excludes modified vesting of certain stock options granted to such officers under the Company's annual bonus program. See "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values" below. Under this program, in October 1993, Messrs. Yansouni, Schwettmann, Bischoff, Klyszeiko and Lowe were granted options to purchase 49,959; 33,959; 19,591; 19,591; and 16,326 shares of Common Stock, respectively, at the then current fair market value of $9.875 per share. These options were scheduled to vest in six years, subject to earlier vesting based on Company and individual performance criteria. Under the Company's fiscal 1995 annual bonus program, vesting for 28,041; 19,002; 10,669; 10,451; and 9,103 of such shares, respectively, was modified such that 50% of such options vested as of October 1, 1995, 25% of such options vested on October 1, 1996, and 25% of such options will vest on October 1, 1997, provided the employee remains an employee in good standing through such date. The remaining shares from the October 1993 grants will vest in October 1999, again, provided the employee remains an employee in good standing through such date. See "Board Compensation Committee Report on Executive Compensation -- Annual Bonus Program."

(3) As further discussed below in "Board Compensation Committee Report on Executive Compensation -- Quarterly Variable Compensation," executives of the Company were paid quarterly variable compensation for the first quarter of fiscal 1996 only. No other quarterly variable compensation or annual bonuses were earned in fiscal 1996.

(4) Dr. Schwettmann joined the Company as President and Chief Operating Officer in May 1993. Dr. Schwettmann's bonus amounts in fiscal 1994 reflect quarterly and annual bonus payments guaranteed as part of Dr. Schwettmann's hiring package. See "Employment Arrangements" below.

(5) Mr. Bischoff's compensation includes payments pursuant to Mr. Bischoff's retention agreement dated April 1991, whereby the Company deposited $1,000,000 into a trust account to be invested at

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    Mr. Bischoff's direction. All accrued income from investment of the trust principal was also paid to Mr. Bischoff at the time of each annual payment. See "Employment Arrangements."

(6) Mr. Lowe first became an executive officer of the Company in October 1996. The above table includes compensation for Mr. Lowe for all of fiscal 1996, including the period during which he was not an executive officer.

OPTIONS GRANTED AND OPTIONS EXERCISED IN THE LAST FISCAL YEAR

     The following tables set forth information regarding stock options granted to and exercised by the Named Executive Officers during the last fiscal year, as well as options held by such officers as of September 29, 1996, the last day of the Company's 1996 fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL REALIZABLE
                                                                                       VALUES AT ASSUMED
                                                                                         ANNUAL RATES
                                                                                        OF STOCK PRICE
                                             INDIVIDUAL GRANTS(1)                    APPRECIATION (THROUGH
                               -------------------------------------------------      EXPIRATION DATE)(2)
                                          % OF TOTAL     EXERCISE                    ---------------------
                               OPTION      OPTIONS        PRICE       EXPIRATION        5%          10%
            NAME               GRANTS      GRANTED        ($/SH)         DATE        PER YEAR     PER YEAR
-----------------------------  ------     ----------     --------     ----------     --------     --------
Michael A. Klyszeiko.........  10,000(3)      .8%         $20.13        4-16-06      $127,179     $322,652

---------------
(1) These options were granted under the Company's 1995 Stock Plan (the "1995 Plan") at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. The 1995 Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the assets of the Company, each option shall be assumed or an equivalent option substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the options under the 1995 Plan, the optionee shall have the right to exercise the option as to all shares (including shares for which the option would not otherwise be exercisable) for a period of 15 days from the date the optionee receives notice thereof from the administrator.

(2) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and are not an estimate or projection of future prices for the Company's Common Stock.

(3) Options vest over four years (25% on each of the first four anniversaries of the grant date).

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                            FISCAL YEAR-END OPTION VALUES

                                                                  NUMBER OF
                                                                 UNEXERCISED             VALUE OF
                                                                   OPTIONS          UNEXERCISED OPTIONS
                                     SHARES                   AT FISCAL YEAR END   AT FISCAL YEAR END(1)
                                   ACQUIRED ON     VALUE      ------------------   ---------------------
              NAME                  EXERCISE      REALIZED    VESTED    UNVESTED     VESTED     UNVESTED
---------------------------------  -----------   ----------   -------   --------   ----------   --------
Cyril J. Yansouni................    100,000     $1,704,170   658,298    203,610   $7,443,756   $355,159
Fred Schwettmann.................         --             --   109,501    185,846      146,006    269,519
Peter G. Bischoff................         --             --   129,054     98,641       73,093    165,908
Michael A. Klyszeiko.............         --             --    61,976     96,095       98,743    149,008
Alan S. Lowe.....................     14,552        281,300    51,750     77,224       35,000    134,757

---------------

(1) Represents the difference between the exercise price of the options and the closing price of the Company's Common Stock on September 29, 1996 of $15.38 per share.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee (the "Committee") presently consists of Messrs. Linvill, Almon, Hackworth and O'Rourke, none of whom is an employee of the Company. As part of its duties, the Committee reviews compensation levels of executive officers, evaluates management performance and

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administers the Company's Amended and Restated 1987 Stock Option Plan (the "1987
Plan"), 1995 Plan and Employee Stock Purchase Plan (the "Purchase Plan"). The Committee is assisted by the Company's Human Resources personnel, and by a compensation consulting firm which supplies the Committee statistical data and other executive compensation information to permit the Committee to compare the Company's compensation policies against compensation levels nationwide and against programs of other companies of similar size in the Company's industry and geographic area.

     The Company's executive compensation programs are designed to attract and retain executives who will contribute to the Company's long-term success, to reward executives for achieving the Company's short- and long-term strategic goals, to link executive compensation and stockholder interests through Company performance-based and equity-based plans, and to recognize individual contributions to Company performance.

     Compensation for the Company's executive officers consists of four principal elements: base salary, quarterly variable compensation, annual bonus and stock options. The combination and relative weighting of these elements reflects the Committee's belief that executive compensation should be closely tied to the Company's profitability.

     Base Salary. Executive officer salaries are initially determined by evaluating the responsibilities of the position held and the experience and performance of the individual, with reference to the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions based on statistical data provided by the Company's compensation consultant. Executive officer base salaries are targeted towards the 50th percentile established by such data in order to place a greater emphasis on Company performance-based components of the compensation package. The Committee reviews executive salaries annually and adjusts them as appropriate to reflect changes in market conditions and individual performance and responsibilities. Mr. Yansouni's base compensation was increased from $500,000 in fiscal 1995 to $570,000 for fiscal 1996. Mr. Yansouni's base salary has not been changed for fiscal 1997.

     Quarterly Variable Compensation. The Company's quarterly variable compensation program acknowledges both Company and individual performance and is intended to bring base salary plus quarterly variable compensation up to approximately the 75th percentile established by reference to the statistical data referenced above when all Company profitability and individual performance objectives are met.

     Under the quarterly program, each executive officer is eligible to receive quarterly variable compensation equal to a percentage of that officer's base salary determined by the Committee. At the beginning of the fiscal year, the Committee sets quarterly Company "profit after tax" ("PAT") goals for the year. No awards may be made under the program unless the Company is profitable. If the Company is profitable, quarterly award eligibility begins to accrue once the Company achieves 90% of the applicable quarterly PAT target, and increases on a straight-line basis to full eligibility at 100% of the applicable quarterly PAT target (e.g., at 95.5% of the applicable target, award eligibility is 55% of the executive's maximum percentage for the quarter). Once eligibility is established based on Company performance, 80% of that eligibility is paid, with the balance of 20% payable based on individual performance considerations. Quarterly awards for both the Chief Executive Officer and the President are based solely on Company performance.

     Quarterly variable compensation eligibility for fiscal 1996 ranged from 25%-40% of the respective base salaries of the participating officers except the Company's Chief Executive Officer and President, whose percentages were 70% and 60%, respectively. In all cases, the percentages represent the maximum amount payable for the year under this program to the executive if all four quarterly awards are paid in full. Mr. Yansouni's quarterly variable eligibility was not changed in fiscal 1996. Based on the PAT goals set by the Committee for fiscal 1996, quarterly awards were paid only for the first quarter of fiscal 1996.

     For fiscal 1997, variable compensation eligibility again ranges from 25%-40% of the respective base salaries of the participating officers, except for the Company's Chief Executive Officer and President, whose percentages remain at 70% and 60%, respectively.

     Annual Bonus. The Company's annual bonus program also acknowledges Company and individual performance. In contrast to the quarterly program, however, awards under the annual program can be paid

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only if the Company exceeds for the year the sum of the quarterly PAT targets
(the "Annual PAT Target") set by the Committee. The annual program is intended to bring the executives' total compensation (base salary, quarterly variable compensation and annual bonus) above the 90th percentile established by reference to the statistical data discussed above when all Company profitability and individual performance criteria are met.

     For fiscal 1996, each executive's target base annual bonus eligibility ("ABE") under the annual program was a percentage of the sum of the executive's base salary plus maximum quarterly variable compensation ("Total Compensation"). Under the 1996 program, annual bonus eligibility would have accrued if and to the extent Company performance for the fiscal year exceeded the Annual PAT Target, however, the Company did not meet the PAT goal for fiscal 1996. This accrual calculation would have been on a straight-line basis to the extent the Company's performance exceeded the Annual PAT Target, subject to a maximum ABE equal to three times the base ABE in fiscal 1996. If eligibility was established, actual awards could be adjusted at the Committee's discretion for individual performance and other Company performance criteria.

     For fiscal years 1994, 1995 and 1996, the Committee utilized stock option grants under the 1987 Plan as the vehicle to award the first two thirds of the maximum ABE, with the remaining third payable in cash. For fiscal 1996, for example, each executive officer was granted a number of options which, when multiplied times the estimated appreciation in the value of the Company's Common Stock anticipated if the Company met the applicable performance targets, equaled two-thirds of the maximum ABE for that executive. The stock option grants for the fiscal 1996 program were made in the fourth quarter of fiscal 1995; the Company's Chief Executive Officer was granted an option to purchase 42,672 shares under the fiscal 1996 program. All options granted under this program were granted at the fair market value of the Common Stock on the date of grant and vest six years from the date of grant. Vesting of all or a portion of such options would have accelerated, however, if and to the extent the Company had met or exceeded the applicable financial targets for fiscal 1996. Options so accelerated would vest 50% at the time of acceleration, 25% one year later, and 25% two years later provided the executive remained employed by the Company through such dates. The cash portion, if awarded, would have been paid at the time of the award. Base ABE for fiscal 1996 ranged from 12% to 20% of Total Compensation for the participating officers except for the Company's Chief Executive Officer and President, whose percentage was 30%; Mr. Yansouni's ABE was not changed for fiscal 1996. Because the Company did not meet or exceed the PAT goal for fiscal 1996, vesting of these options was not accelerated, nor were any annual cash bonuses awarded. The Committee has modified the annual bonus program for fiscal 1997. Under the fiscal 1997 program, each executive's base ABE will be the same percentage of that executive's base salary used for the quarterly variable compensation program. The annual program will continue to be based upon the Company exceeding the Annual PAT Target established by the Committee. Awards under the annual program will, however, be cash only. Awards will accrue on a straight-line basis to the extent Company performance exceeds the Annual PAT Target, with the full base ABE payable if the Company exceeds the Annual PAT Target by 25%, and the maximum annual award of two times ABE payable if the Company exceeds the Annual PAT Target by 50%. Cash awards, if made, will be made in full at the time of the award. Base ABE for fiscal 1997 ranges from 25% to 40% of base salaries for the participating officers except for the Company's Chief Executive Officer and President, whose percentages are 70% and 60%, respectively.

     Stock Options. Under the Company's stock option plan, stock options may be granted to executive officers and other key employees of the Company. Upon joining the Company, an individual's initial option grant is based on the individual's responsibilities and position and upon information provided by the Company's compensation consultant. The size of any annual stock option award is based primarily on an individual's performance and the individual's responsibilities and position with the Company, as well as on the individual's present outstanding vested and unvested options. Options are designed to align the interests of executive officers with those of the Company's stockholders. All stock options granted to the Company's executive officers are granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and generally vest over three years. In November 1995, the Committee determined, however, to extend vesting on future grants to four years (25% on each of the first four anniversaries of the grant date). Vesting is designed to encourage the creation of stockholder value over the long term since no

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benefit is realized from the stock option grant unless the price of the Common
Stock rises over a number of years. Mr. Yansouni was granted no stock options in fiscal 1996.

     Other elements of executive compensation include participation in a Company-wide medical and insurance benefits plan, and the ability to defer compensation pursuant to a 401(k) plan. The Company presently makes matching contributions for all participants in the 401(k) plan in the form of shares of the Company's Common Stock. The amount of the contribution is $1.50 in Common Stock for each $1.00 the employee contributes to his or her 401(k) account, subject to a maximum Company match equal to the lesser of (i) $1,500 in Common Stock or (ii) 100 shares of Common Stock per employee per year.

     Mr. Yansouni receives no other material compensation or benefits not provided to all executive officers.

     The Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder (the "Section"). The Section disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for any of the Named Executive Officers, unless such compensation is performance-based. The Company's policy is to qualify, to the extent reasonable, its executive officers' compensation for deductibility under applicable tax laws. However, the Committee believes that its primary responsibility is to provide a compensation program that will attract, retain and reward the executive talent necessary to the Company's success. Consequently, the Committee recognizes that the loss of a tax deduction could be necessary in some circumstances.

                                          COMPENSATION COMMITTEE OF THE
                                           BOARD OF DIRECTORS

                                          JOHN G. LINVILL
                                          WILLIAM J. ALMON
                                          MICHAEL L. HACKWORTH
                                          MATTHEW J. O'ROURKE

EMPLOYMENT ARRANGEMENTS

     In April 1991, the Company entered into a retention arrangement with Peter
G. Bischoff, Senior Vice President, Research and Development, pursuant to which the Company deposited $1,000,000 into an interest bearing account and agreed to pay to Mr. Bischoff $200,000 of such amount plus all accrued interest on February 15 of each of 1992 through 1996. In October 1995, the Board of Directors extended Mr. Bischoff's retention arrangement for four years such that Mr. Bischoff will receive $200,000 on the last day of February 1997, 1998, 1999 and 2000, provided he remains an employee in good standing of the Company at the time of each award. In extending this arrangement, however, the Board of Directors eliminated the trust requirement.

     In May 1993, Dr. Fred Schwettmann joined the Company as President and Chief Operating Officer. As part of Dr. Schwettmann's hiring package, Dr. Schwettmann received a hiring bonus of $75,000 and an option to purchase 200,000 shares of the Company's Common Stock. The option was granted at the fair market value of the Company's Common Stock on the date of grant, vesting as follows: 30,000 shares on the date of grant, 17,500 shares one year later, 42,500 shares two years later, 60,000 shares three years later, and 50,000 shares four years later. In addition, the Company guaranteed Dr. Schwettmann's first four quarterly bonuses, and guaranteed a minimum fiscal 1993 annual bonus of $44,000, payable 50% on the date of award, 25% one year later and the balance two years later; these bonuses have been paid.


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